March 30, 2010

Mr. Jeff Jaramillo
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
100 F Street N.E.
Washington, D.C. 20549

Re:         Hypertension Diagnostics, Inc.
Form 10-K for the fiscal year ended June 30, 2009
Filed September 18, 2009
File No. 000-24635

Dear Mr. Jaramillo:

This letter is Hypertension Diagnostics, Inc.’s response to your March 15, 2010 letter in which you commented on our Form 10-K for the fiscal year ended June 30, 2009 and Form 10-Q for the period ended December 31, 2009.

In this letter, we have provided our responses in the same outline sequence used in your letter.

Form 10-K for the year ended June 30, 2009

1.	Item 9A(T). Controls and Procedures, page 47

As you requested, in future filings we will simply state whether our disclosure controls and procedures are effective or not effective.  In future filings, we will use the appropriate language established by Rule 13a- 15(c) of the Exchange Act.

Form 10-Q for the period ended December 31, 2009

2.	Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 11

Six Months Ended December 31, 2009 Compared to Six Months Ended December 31, 2008, page 13

Mr. Jeff Jaramillo                                                                March 30, 2010

With regard to the increase in our equipment sales, you raised the issue that we did not explain the remaining $276,000 increase.  We feel that we explained that increase earlier in the document.  Specifically, in the Overview section of Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10: we stated that: “Additionally, sales for the three months ended December 31, 2009 also improved due to increased sales by our independent distributors because of compensation incentives provided to them for sales generated during that period.”  It was the increases in sales during the three months December 31, 2009 that was largely responsible for the remaining $276,000 increase you cited in your letter.  We should have repeated that disclosure in the Results of Operations disclosure for the quarter and the six months period.  We will make the explanation for sales increases in the Results of Operations disclosure for the quarter and the combined months period in future filings.

3.
You commented on the disclosure regarding that selling, marketing, and promotion expense increased from $0 to $142,740 due to a change to indirect distribution for the six month period ended December 31, 2009 and asked us to explain the nature of the changes with our distributors in 2009.  In 2009 we developed a new indirect distribution plan in which we had distributors who purchased our equipment directly from the company as well as distributors who had customers purchase our equipment from the company and those distributors were paid a commission based on the sales price the customer paid.  In 2008 when we had an indirect distribution arrangement that was limited to selling only to distributors who purchased our equipment directly from the company.  Therefore, under that distribution plan, we did not pay any commissions, and the revenue was recognized by the amount that the distributors paid for the equipment from the company. In 2009 we recognize revenue both by the amount of revenue received from distributor purchases directly from the company and by the amount of revenue received from customer purchases from the company.

Certifications

4.
As you have requested, we have filed amendments to Forms 10-Q for the periods ended September 30. 2009 and December 31, 2009 that included new, corrected, and currently dated certifications.  As you have suggested, the amendments to Forms 10-Q contained an abbreviated amendment consisting of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.

5.	As you requested, our amended Forms 10-Q filings, contained revised certifications in the form as set forth in Item 601 (b)(31) of Regulation S-K, and we will make this change to future filings.

Mr. Jeff Jaramillo                                                             March 30, 2010

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me for additional questions by phone at: 651-687-9999 x102 or by email at mschwartz@hdii.com

Sincerely,

/s/ Mark N. Schwartz
Mark N. Schwartz
Chairman and CEO